Exhibit 3.8.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

The corporation organized and existing under the General Corporate Law of the State of Delaware, hereby certifies as follows:

ONE: The name of the corporation is Nukkleus Inc.

TWO: A Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was filed by the Secretary of State of Delaware on February 2, 2026. Said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware

THREE: The inaccuracy or defect of said Certificate is as follows:

Due to a clerical error, the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation shall become effective on February 9, 2026, not February 4, 2026.

FOUR: Article Five of the Certificate is corrected to read as follows:

That such amendment has been duly adopted by the unanimous written consent of the Board of Directors of the Corporation in accordance with the provisions of 242 of the General Corporate Law of the State of Delaware.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation shall be effective as of 12:01 a.m. Eastern time on February 9, 2026.

Dated: February 3, 2026

Nukkleus Inc.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	President and CEO